Exhibit 4.2

POMDOCTOR LIMITED.

NUMBER	CLASS A ORDINARY SHARES

Incorporated under the laws of the Cayman Islands

Share capital is US$50,000 divided into

500,000,000 shares of a par value of US$0.0001 each, comprising

(i)	450,000,000 Class A ordinary shares of a par value of US$0.0001 each,
(ii)	2,042,042 Class B ordinary shares of a par value of US$0.0001 each, and
(iii)	47,957,958 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the memorandum and articles of association of the company.

THIS IS TO CERTIFY that                        is the registered holder of                             Class A ordinary shares in the above-named company subject to the memorandum and articles of association thereof.

EXECUTED on behalf of the said company on

Director